Exhibit 99.1

MOGO FINANCE TECHNOLOGY INC.

NOTICE of annual AND SPECIAL meeting of shareholders

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Mogo Finance Technology Inc. (the “Company”) will be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on June 18, 2018 at 1:00 pm (Pacific time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2017, together with the report of the auditor thereon;

2.	to elect the directors of the Company, as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Business of the Meeting – Election of Directors”;

3.	to re-appoint MNP LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration, as more fully described in the section of the Circular entitled “Business of the Meeting – Appointment of Auditor”;

4.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the Company’s stock option plan, as more fully described in the section of the Circular entitled “Business of the Meeting – Amendment to Stock Option Plan”;

5.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the Company’s restricted share unit plan, as more fully described in the section of the Circular entitled “Business of the Meeting – Amendment to Restricted Share Unit Plan”;

6.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the warrants held by Postmedia Network Inc., as more fully described in the section of the Circular entitled "Business of the Meeting – Postmedia Warrants"; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Company is sending meeting-related materials to shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online.

The Circular, this Notice, a form of proxy, a voting instruction form, the audited annual financial statements of the Company for the year ended December 31, 2017 and the management’s discussion and analysis relating to such financial statements are available on SEDAR at www.sedar.com, in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646. In order for shareholders to receive paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting it is recommended that such shareholders contact the Company at the number above as soon as possible but not later than June 7, 2018.

Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a registered shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on June 14, 2018 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

DATED at Vancouver, British Columbia this 14th day of May, 2018.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair